Exhibit 11

KIMBALL INTERNATIONAL, INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

(Unaudited)	(Unaudited)
Three Months Ended	Three Months Ended
September 30, 2001	September 30, 2000

(Amounts in Thousands, Except per Share Data)	Class A	Class B	Total	Class A	Class B	Total
Basic Earnings Per Share:
Dividends declared	$ 2,177	$ 3,839	$ 6,016	$ 2,193	$ 4,021	$ 6,214
Undistributed earnings	(416)	(711)	(1,127)	1,669	2,961	4,630

Net Income	$ 1,761	$ 3,128	$ 4,889	$ 3,862	$ 6,982	$10,844

Average Basic Shares Outstanding	14,053	23,978	38,031	14,161	25,110	39,271

Basic Earnings Per Share	$ 0.13	$ 0.13		$ 0.27	$ 0.28

Diluted Earnings Per Share:
Dividends declared and assumed dividends on dilutive shares	$ 2,177	$ 3,844	$ 6,021	$ 2,193	$ 4,035	$ 6,228
Undistributed earnings	(418)	(714)	(1,132)	1,661	2,955	4,616

Net Income	$ 1,759	$ 3,130	$ 4,889	$ 3,854	$ 6,990	$10,844

Average Diluted Shares Outstanding	14,053	24,007	38,060	14,161	25,202	39,363

Diluted Earnings Per Share	$ 0.13	$ 0.13		$ 0.27	$ 0.28

Included in the diluted earnings per share computation are 29,000 and 92,000 average shares of Class B common stock representing the dilutive effect of stock options and contingently issuable performance share grants for the three months ended September 30, 2001 and 2000, respectively. Also included in the diluted earnings per share computation are $5,000 and $14,000 of Class B assumed dividends payable on those dilutive shares for the three months ended September 30, 2001 and 2000, respectively. A corresponding reduction of undistributed earnings has been allocated evenly over Class A and Class B shares. Antidilutive stock options amounting to 2,544,000 out of 2,630,000 average shares outstanding were excluded from the dilutive calculation for the current year period and 1,784,000 out of 2,205,000 average shares outstanding were excluded from the dilutive calculation for the prior year period.